AB 3/29/06

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

06006927

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Scout Brokerage Services, Inc.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)
~~(Formerly)~~ (F/K/A) UMB Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick C. Farrell — (816) 860-8777 (Area Code - Telephone No.)

Senior Vice President and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DCS 0209580
2138750_5.DOC

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

AFFIRMATION

I, Rick C. Farrell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to UMB Scout Brokerage Services, Inc. (the "Company") as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rick Farrell 2/24/06

Signature Date

S. V.P.

Title

Patricia C North

Notary Public

PATRICIA C. NORTH
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
My Commisison expires June 1, 2006

UMB Scout Brokerage Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999
Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedules as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (g), (h) and (i) listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH ON DEPOSIT WITH AFFILIATE BANK	$ 533,686
TRADING SECURITIES—U.S. government and agencies, at fair value	2,193,148
RECEIVABLE FROM CLEARING BROKER	206,270
INCOME TAXES RECEIVABLE FROM AFFILIATE BANK	105,083
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $106,176	34,665
PREPAID EXPENSES AND OTHER ASSETS	76,672
TOTAL	$ 3,149,524

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate and correspondent banks	$ 113,504
Accrued expenses and other liabilities	581,049
Deferred income taxes	30,560
Total liabilities	725,113
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, issued, and outstanding, 1,000 shares	100,000
Additional paid-in capital	1,050,000
Retained earnings	1,274,411
Total stockholder's equity	2,424,411
TOTAL	$ 3,149,524

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Fees and other revenues	$5,401,136
Commissions	2,451,698
Investment income	80,268
Total revenues	7,933,102
EXPENSES:	
Employee compensation and benefits	4,334,239
Commissions	2,278,324
Other operating expenses	1,057,455
Data processing	279,313
Communications	73,339
Occupancy and equipment rental	19,117
Total expenses	8,041,787
LOSS BEFORE INCOME TAXES	(108,685)
INCOME TAX BENEFIT:	
Current	16,625
Deferred	(3,946)
Total income tax benefit	12,679
NET LOSS	$ (96,006)

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2005	$ 100,000	$ 1,050,000	$ 1,370,417	$ 2,520,417
Net loss			(96,006)	(96,006)
BALANCE—December 31, 2005	$ 100,000	$ 1,050,000	$ 1,274,411	$ 2,424,411

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (96,006)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	27,993
Loss on disposal/transfer of property and equipment	37,680
Deferred income taxes	3,946
Proceeds from maturities of trading securities	13,791,553
Purchases of trading securities	(13,559,155)
Accretion of interest discount on trading securities	(80,262)
Changes in:	
Receivable from clearing broker	82,391
Income taxes receivable/payable from/to affiliate bank	(172,516)
Prepaid expenses and other assets	288
Payable to affiliate and correspondent banks	(80,025)
Accrued expenses and other liabilities	257,622
Net cash provided by operating activities	213,509
CASH FLOWS FROM INVESTING ACTIVITIES—	
Purchases of property and equipment	(13,268)
Net cash used in investing activities	(13,268)
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	200,241
CASH ON DEPOSIT WITH AFFILIATE BANK—Beginning of year	333,445
CASH ON DEPOSIT WITH AFFILIATE BANK—End of year	$ 533,686

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations—UMB Scout Brokerage Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. ("UMB Bank"), which is a wholly owned subsidiary of UMB Financial Corporation ("UMBFC").

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC ("NFS"), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate and correspondent banks.

The Company introduces all customer activity to NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash on Deposit with Affiliate Bank—Cash on deposit with affiliate bank includes cash in transit deposited by the Company's customers that is designated for payment to a third party. The Company records an offsetting account payable and generally makes payment on behalf of the customer the next business day.

Trading Securities—Marketable securities, which consist primarily of U.S. government and agency obligations, are carried at fair value, including accretion of interest, based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income.

Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions—Commission revenues and expenses are recorded on a settlement date basis, which is not materially different than trade date.

Fees and Other Revenues—Fees and other revenues are recognized when earned.

Income Taxes—The Company utilizes the liability method of accounting for income taxes, where deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2005.

The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to (receivable from) UMB Bank in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation (see Note 4).

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards—The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 153, *Exchanges of Nonmonetary Assets*-an amendment of APB Opinion No. 29 and SFAS No. 154, *Accounting Changes and Error Corrections*-a replacement of APB Opinion No. 20 and SFAS No. 3. SFAS No. 153 is effective for fiscal year 2005 and SFAS No. 154 is effective for fiscal year 2006. Implementations of these statements did not, or are not, expected to have a material impact on the financial position or results of operations of the Company.

2. RELATED-PARTY TRANSACTIONS

UMB Bank provides various support services for the Company, including data processing, communications, and office occupancy. During the year ended December 31, 2005, the Company was charged approximately $93,000 for such services. The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2005, the Company was charged approximately $49,000 for these functions. These amounts are based on UMB Bank's costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $60,000 for the year ended December 31, 2005.

The Company purchased property and equipment from UMB Bank, which consisted of cost of $57,269 and accumulated depreciation of $47,523. The transfer of property and equipment was recorded at the net book value of the assets.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6⅔% of aggregate indebtedness. As of December 31, 2005, the Company had net capital, as defined, of $2,207,831, which was $1,957,831 in excess of its minimum net capital requirement of $250,000. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. The Company's ratio of aggregate indebtedness to net capital was 0.33:1 as of December 31, 2005.

4. INCOME TAXES

The provision (benefit) for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences are as follows:

Computed "expected" tax benefit	$ (38,040)
State taxes (benefit)—net of federal benefit	7,759
Non-deductible expenses	17,866
Other	(264)
Total	$ (12,679)

The Company has Kansas apportionment, which results in additional taxes being owed. Therefore, the Company's Kansas income tax is determined by multiplying its apportionment factor (as compared to the consolidated group) by the combined Kansas taxable income. As result, the Company has a Kansas tax liability in spite of generating a taxable loss.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes are as follows:

Deferred tax asset—accrued profit sharing	$ 1,034
Deferred tax liabilities:	
Property and equipment	(2,274)
Prepaid expenses	(29,320)
Total deferred tax liabilities	(31,594)
Net deferred income taxes	$ (30,560)

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2005, is not expected to have a material adverse effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position or results of operations.

6. GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate and correspondent banks and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2005 approximate their carrying value as reflected in the statement of financial condition. The fair value of the Company's investment in trading securities has been estimated based on year-end quoted market prices.

* * * * * *

SUPPLEMENTAL SCHEDULES

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$ 2,424,411
DEDUCTIONS AND CHARGES:	
Income taxes receivable from affiliate bank	(105,083)
Property and equipment—net of accumulated depreciation	(34,665)
Prepaid expenses and other assets	(76,672)
Other	(160)
Total deductions and charges	(216,580)
NET CAPITAL	$ 2,207,831
AGGREGATE INDEBTEDNESS:	
Payable to affiliate and correspondent banks	$ 113,504
Accrued expenses and other liabilities	581,049
Deferred income taxes	30,560
TOTAL	$ 725,113
COMPUTATION OF NET CAPITAL REQUIREMENT—Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6⅔% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 1,957,831
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,312,914
Audit adjustment to reclassify income taxes receivable from UMB to an asset	(105,083)
NET CAPITAL PER ABOVE	$ 2,207,831

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.), as of and for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 (the "Act"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 27, 2006